EXHIBIT (a)(9)




                               DANAHER CORPORATION
                             1250 24th Street, N.W.
                                    Suite 800           TELEPHONE (202) 828-0850
                             Washington, D.C. 20037    TELECOPIER (202) 828-0860




FOR IMMEDIATE RELEASE                     CONTACT:       PATRICK W. ALLENDER
                                                         EXECUTIVE VICE
                                                         PRESIDENT AND
                                                         CHIEF FINANCIAL OFFICER
                                                         (202) 828-0850



                        DANAHER EXTENDS TENDER OFFER FOR
                  KOLLMORGEN CORPORATION THROUGH JUNE 14, 2000

FOR RELEASE MONDAY, JUNE 12, 2000
---------------------------------


      WASHINGTON, D.C. - Danaher Corporation (NYSE: DHR) announced today that it is extending its tender offer for all outstanding shares of common stock of Kollmorgen Corporation (NYSE: KOL) and associated preferred share purchased rights from the prior expiration date of midnight on Friday, June 9, 2000, to 5:30 p.m. on Wednesday, June 14, 2000. Accordingly, the tender offer and withdrawal rights will expire at 5:30 p.m., Eastern time, on June 14, 2000, unless Danaher further extends the tender offer. According to a preliminary count by the depositary for the offer, there were tendered and not withdrawn 8,515,541 shares as of 12:00 midnight on June 9, 2000 (excluding 1,258,935 shares listed on notices of guaranteed delivery received by the depositary), representing approximately 82.2 % of the shares of Kollmorgen common stock currently outstanding.

      Danaher is extending the offer so that more than 90 percent of the shares of Kollmorgen common stock may be validly tendered and not withdrawn prior to the expiration of the offer. If that occurs, Danaher will be able to use the expedited procedures available under New York law for a merger with a 90 percent-owned subsidiary.

      Kollmorgen Corporation is one of the major worldwide manufacturers of high performance electronic motion control products and systems. (www.kollmorgen.com)

      Danaher Corporation is a leading manufacturer of Process/Environmental Controls and Tools and Components. (www.danaher.com)



      All stockholders should read the tender offer statements concerning the tender offer that were filed by Danaher, and the solicitation/recommendation statements that were filed by Kollmorgen, with the Securities and Exchange Commission (SEC) and mailed to stockholders and any related amendments thereto filed with the SEC.

                                     (more)

   These statements contain important information that stockholders should consider before making any decision regarding tendering their shares. Stockholders are able to obtain these statements and amendments thereto, as well as other filings containing information about Danaher and Kollmorgen, without charge, at the SEC's internet site (www.sec.gov). Copies of the tender offer and the solicitation/recommendation statements and other SEC filings can also be obtained, without charge, from Danaher's Corporate Secretary.

      This release contains some forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-Q, 8-K and 10-K reports to the SEC.

   Contact: Patrick W. Allender, Executive Vice President and Chief Financial
            Officer, 202-828-0850.

                                      # # #